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SEC 1746 (11-Potential persons who are to respond
02)          to the collection of information
            contained in this form are not
            required to respond unless the form
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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                     (Amendment No. 2)*

                   WAXMAN INDUSTRIES INC.

                      (Name of Issuer)

       CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

               (Title of Class of Securities)

                          944124106

                       (CUSIP Number)

                       Larry Callahan
               C/O Huntleigh Securities Corp.
                7800 Forsyth Blvd, 5th Floor
                     St. Louis, MO 63105
                       (314) 236-2253

        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                       March 19, 2004
   (Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a
     statement on Schedule 13G to report the
     acquisition that is the subject of this Schedule
     13D, and is filing this schedule because of
     240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
     check the following box. [   ]
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 944124106

      1. Names of Reporting Persons. I.R.S. Identification Nos.
         of above persons (entities only).
         Larry Callahan

      2. Check the Appropriate Box if a Member of a Group (See
         Instructions)
         (a)     |   |
         (b)     |   |

      3. SEC Use Only

      4. Source of Funds (See Instructions)

                                    PF

      5. Check if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)     |  |

      6. Citizenship or Place of Organization
                              United States


Number
of
Shares
Benefici
ally
Owned by
Each
Reportin
g
Person
With
              7. Sole Voting Power
                                        0

              8. Shared Voting Power
                                        0

              9. Sole Dispositive Power
                                        0

             10. Shared Dispositive Power
                                        0


     11. Aggregate Amount Beneficially Owned by Each Reporting
         Person
                                    0

     12. Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares         |  |

     13. Percent of Class Represented by Amount in Row (11)

                                   0.0%

     14. Type of Reporting Person (See Instructions)
                                    IN

This Statement is being filed by Larry Callahan (the "Reporting Person"), relating to shares of Class A Common Stock of Waxman Industries, Inc.,a Delaware corporation (the "Issuer").
Item 1.      Security and Issuer
This statement relates to the shares of Series A Common Stock, par value $0.01 per share (the "Common Stock"), of Waxman Industries, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 24460 Aurora Road, Bedford Heights, Ohio 44146.

Item 2.      Identity and Background
If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).
(a)   This  Statement  is filed by  Larry  Callahan
      (the  "Reporting Person").
(b)   The principal  place of business of the
      Reporting  Person is c/o Huntleigh
      Securities  ("Huntleigh"),  7800 Forsyth,
      5th Floor, Saint Louis, MO 63105.
(c)   The present principal occupation of the
      Reporting Person is as a Registered
      Representative of Huntleigh. Huntleigh is located at 7800 Forsyth, 5th Floor, Saint
      Louis, MO 63105.
(d)   During the last five (5) years,  the
      Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)   During the last five years,  the Reporting
      Person has not been a party to a civil
      proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, the Reporting
      Person is not, and was not during the last five (5) years, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration
Not Applicable

Item 4.    Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
(a)   Not Applicable
(b)   Not Applicable
(c)   Not Applicable
(d)   Not Applicable
(e)   Not Applicable
(f)   Not Applicable
(g)   Not Applicable
(h)   Not Applicable
(i)   Not Applicable
(j)   Not Applicable

Item 5.  Interest in Securities of the Issuer
(a)   Not Applicable
(b)   Not Applicable
(c) The transactions in the Issuer's securities by the Reporting Person,effected on the open market, during the last sixty days are as follows:

       Date           Buy/Sell         Quantity
      Price per Share

       03/19/04        Sell              252,265
      $5.94

(d)   Not Applicable
(e)   Not Applicable


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
Not Applicable

Item 7.  Material to Be Filed as Exhibits
Not Applicable

                          Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 22, 2004

Date

/s/ Larry Callahan

Signature

Larry Callahan

Name/Title


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 12/05/2002